UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

__	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to ___________________ to ____________________

Commission File Number 001-11155

WESTMORELAND COAL COMPANY

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Westmoreland Coal Company and Subsidiaries Employees' Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Westmoreland Coal Company, 2 North Cascade Ave., 2nd Floor, Colorado Springs, CO 80903

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Westmoreland Coal Company:

We have audited the accompanying statements of net assets available for distribution to participants of the Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for distribution to participants for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for distribution to participants of the Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for distribution to participants for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2007 and reportable transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
June 30, 2008

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

Statements of Net Assets Available for Distribution to Participants

December 31, 2007 and 2006

	2007	2006

Investments at fair value:
Westmoreland Common Stock Fund:
Westmoreland Common Stock	$4,059,020	$6,235,691

Westmoreland Preferred Stock Fund:
Westmoreland Preferred Stock	684,373	782,051

Pooled separate accounts	24,193,446	21,705,466
Participant loans	1,460,543	1,312,990

Guaranteed investment contract	4,196,681	3,664,517

Total investments	34,594,063	33,700,715

Company contribution receivable	117,372	-

Net assets available for distribution to participants	$34,711,435	$33,700,715

See accompanying Notes to Financial Statements.

,

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

Statement of Changes in Net Assets Available for Distribution to Participants

Year ended December 31, 2007

Additions to net assets attributed to:
Company contributions	$2,176,981
Employee contributions	4,334,679
Employee rollover contributions	700,644

7,212,304
Investment income:
Interest and dividends	252,943
Net appreciation of investments, including realized and unrealized gains and losses	165,861

Total additions	7,631,108

Deductions from net assets attributed to:
Distributions to participants	(6,571,785)
Administrative expenses	(48,603)

Total deductions	(6,620,388)

Increase in net assets available for distribution to participants	1,010,720

Net assets available for distribution to participants:

Beginning of year	33,700,715

End of year	$34,711,435

See accompanying Notes to Financial Statements.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

1.	Summary of Significant Accounting Policies

a.	Basis of Financial Statement Presentation

The Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan, or the Plan, is a defined contribution plan sponsored by Westmoreland Coal Company, or Westmoreland, and its subsidiaries (the Company or Employer).

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for distribution to participants and changes in those net assets.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for distribution to participants of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for distribution to participants presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value, if necessary. The statement of changes in net assets available for distribution to participants is prepared on a contract value basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for distribution to participants during the reporting period. Actual results could differ significantly from those estimates.

b.	Financial Condition of Plan Sponsor

Westmoreland’s independent registered public accounting firm included a statement in their opinion on Westmoreland’s separate December 31, 2007 consolidated financial statements that there are matters that raise substantial doubt about Westmoreland’s ability to continue as a going concern. Westmoreland, as the Plan sponsor, has an obligation under the Plan to match future employee contributions, as further discussed in Note 2(b), in Company common stock. The impact of this uncertainty on the Plan and its participants cannot be currently determined and the accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

c.	Investments

Westmoreland common and preferred stocks are recorded at quoted market values.

Participant loans are valued at cost, which approximates fair value.

Pooled separate accounts including; the Janus Adviser Balanced Fund, S&P 500 Index Fund, Large Cap Value/Barrow Hanley Fund, Large Cap Growth/Turner Investment Fund, Mid Cap Value/CRM Fund, Mid Cap Growth/Goldman Sachs Fund, Small Cap Growth/Times Square Fund, Small Cap Value/Munder Capital Fund, International Blend/The Boston Company Fund, Core Plus Bond/PIMC Fund and Prudential Retirement Insurance and Annuity Company Lifetime Funds, are recorded at fair value based on quoted market prices of the securities underlying the accounts.

The plan has entered into a benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (Prudential). Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the plan by Prudential. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan.

As described in Note 1a, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for distribution to participants attributable to the guaranteed investment contract. Contract value, as reported to the plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

As of December 31, 2007 and 2006, the contract value and fair value of the investment in the Guaranteed Income Fund was equal, and amounted to $4,196,681 and $3,664,517, respectively. The average yield of the Guaranteed Income Fund for the year ended December 31, 2007 was 3.75% and the average crediting yield rate was 3.75% and 3.55% as of December 31, 2007 and 2006, respectively. The minimum crediting interest rate under the contract is 1.5%. Generally, there are not any events that could limit the ability of the Plan to transact at contract value. In addition, there are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different from contract value.

The Company is restricted by certain debt covenants from paying dividends on its common stock. Payment of common stock dividends is not permitted until preferred stock dividend arrearages, discussed below, are satisfied.

The Company’s quarterly preferred stock dividends of $0.53 per depositary share accumulate if not paid in full. The cumulative unpaid preferred stock dividends relating to the shares held by the Plan at December 31, 2007 and 2006 totaled $380,731 and $411,572, respectively. These amounts include the dividends accumulated on January 1, 2008 and 2007, respectively.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for distribution to participants as net appreciation (depreciation) of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value. Changes in market values after the plan year-end are not reflected in the accompanying financial statements.

d.	Distributions to Participants

Distributions to participants are recorded when paid.

e.	Impact of New Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No.157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the statement of net assets available for distribution to participants or statement of changes in net assets available for distribution to participants.

2.	Description of Plan

The following summary of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

a.	General

The Plan is administered by a retirement benefits committee, which is appointed by the chairman and CEO of the Company. Prudential, the trustee, has full responsibility for the control and management of the assets of the Plan. Substantially all trustee fees, administrative costs, and investment fees of the Plan are paid by the Company; however, costs of administrative expenses directly attributable to participant accounts are paid by participants.

All active, full-time employees, not subject to collective bargaining agreements unless specifically negotiated, who have completed at least three months of continuous service are eligible to participate in the Plan. Effective January 1, 2007, the three months of continuous service requirement to be eligible to participate in the Plan was eliminated through amendment to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

b.	Contributions

Participants may contribute between 1% and 100% of their base compensation. The participant’s maximum pre-tax contribution is limited by the Internal Revenue Code to $15,500 and $15,000 for the calendar years 2007 and 2006, respectively. Catch-up contributions are permitted for those eligible employees over the age of 50 years and are limited to $5,000 in both calendar years 2007 and 2006.

The Company matches employee contributions under the Plan in Company common stock for each employee hired before July 1, 2006 as follows:

Westmoreland Coal Company and Dakota Westmoreland Corporation (DWC) – 50% of employee contributions up to 6% of base compensation.

Northwestern Resources Co. (NWR) – Less than 5 years of service, 70% of employee contributions up to 2% of base compensation – 5 to 9 years of service, 70% of employee contributions up to 4% of base compensation – 10+ years of service, 70% of employee contributions up to 6% of base compensation.

Western Energy Company (WECO) and Westmoreland Savage Corporation (Savage) – 100% of employee contributions up to 4% of base compensation.

Employees hired on or after July 1, 2006, who work 1,000 or more hours per year are matched by the Company at 50% of the first 6% of compensation the employee contributes. The matching contribution is made in Westmoreland common stock and employees become vested in the matching contribution over a two-year period. Employees hired on or after July 1, 2006, also receive monthly special contributions paid by the Company in Westmoreland common stock equal to 1.5% of their gross pay. Employees are immediately 100% vested in the special contribution. The special contribution is made without regard to any contributions the employees make to the Plan. If an employee has not elected to contribute under the Plan, the Company will create an account for the employee into which the special contribution is made.

Subsequent to December 31, 2006, Plan management determined that it had not recorded approximately $219,000 of Company contributions for the year ended December 31, 2006. Plan management has corrected this matter by increasing Company contributions for the year ended December 31, 2007.

c.	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

d.	Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or in annual installments over a five-, ten-, or fifteen-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

e.	Vesting

Participants are vested in the balance in their accounts, including shares and cash attributable to the Company’s contributions, except for participants hired subsequent to April 30, 2001. Vesting of the Company’s matching contribution for participants hired subsequent to April 30, 2001, is based on years of continuous service. A new participant is 50% vested after one year and 100% vested after two years.

The Plan was amended effective August 1, 2007 to allow for 100% vesting of participant’s Company contributions upon certain involuntary terminations, upon the sale of the respective company the participant is employed by and upon certain relocation scenarios.

3.	Participant Loans

Participants may request loans from the Plan, which may only be taken from participant contribution account balances. No loan may be granted in an amount less than $1,000. The maximum loan may not exceed 50% of the fair value of the participant’s account balance to a maximum of $50,000, and may be further limited by other provisions of the Internal Revenue Code. The loans are generally repayable over a maximum period of five years and the interest rate is equal to a reasonable interest rate commensurate with current interest rates charged for loans made under similar circumstances. Loans for a primary residence may be repaid over a period of up to 15 years. Principal repaid and interest paid are credited to the participant’s account. A participant may have up to two loans outstanding at any one time. The interest rates on loans outstanding at December 31, 2007, range from 5.00% to 9.50%.

4.	Income Taxes

The Plan obtained its latest determination letter dated June 30, 2004, from the Internal Revenue Service, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and, therefore, is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of plan termination, participants would become 100% vested in their accounts.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

6.	Investments

Investments representing 5% or more of net assets available for distribution to participants as of December 31, 2007 and 2006 are as follows:

	2007	2006

Guaranteed Income Fund	$4,196,681	$3,664,517
Westmoreland Common Stock	4,059,020	6,235,691
Janus Adviser Balanced Fund	3,005,505	2,483,448
Large Cap Growth/Turner Investment Fund	2,597,264	2,186,483
Large Cap Value/Barrow Hanley Fund	2,453,084	2,303,351
S&P 500 Index Fund	2,393,578	3,192,672
Lifetime 30 Fund	2,346,251	*
International Blend/The Boston Company Fund	1,812,466	*
Lifetime 40 Fund	1,744,159	2,281,740
Small Cap Value/Munder Capital Fund	*	1,830,748
* Investment balance is not greater than 5% as of respective date.

Net appreciation (depreciation) of investments, including realized and unrealized gains and losses for the year ended December 31, 2007, are as follows:

Westmoreland Common Stock	$(1,452,923)
Westmoreland Preferred Stock	30,340
Pooled Separate Accounts	1,588,444

Net appreciation in the value of investments	$165,861

Prior to April 1, 2001, participants could direct their contributions (both employer and employee contributions) to invest in any combination of the following. However, effective April 1, 2001, employer matching contributions are only made in Company common stock. Effective July 30, 2004, participants may redirect employer-matching contributions to other investment options when the participant becomes 100% vested in employer matching contributions.

Westmoreland Common Stock – Westmoreland Coal Company common stock is issued at the prevailing price on the open market. The Westmoreland Common Stock Fund held 292,016 and 317,015 shares of Westmoreland common stock at December 31, 2007 and 2006, respectively. The market value of the stock on these dates was $13.90 and $19.67 per share, respectively.

Westmoreland Preferred Stock – This fund provides the participant the option to invest in Westmoreland Coal Company preferred stock, which offers a cumulative dividend that is preferential to common stock. Any cash dividends paid are used to purchase additional shares of Westmoreland preferred stock. The Westmoreland Preferred Stock Fund held 15,379 and 18,187 shares of Westmoreland preferred stock at December 31, 2007 and 2006, respectively. The market value of the stock on these dates was $44.50 and $43.00 per share, respectively.

Guaranteed Income Fund – This fixed income fund invests in a diversified portfolio of high quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages) within Prudential Retirement Insurance and Annuity Company’s General Account.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

Janus Adviser Balanced Fund – This fund seeks long-term capital growth consistent with preservation of capital balanced by current income. The fund assets are shifted between growth and income components of the funds’ portfolio, based on portfolio management’s analysis of relevant market, financial, and economic conditions.

S&P 500 Index Fund – This fund seeks to provide long-term growth of capital and income by resembling the composition of the S&P 500 index.

Large Cap Value/Barrow Hanley Fund – This fund seeks appreciation of capital to outperform the Russell 1000 Value Benchmark over a rolling 3 and 5-year period, or a full market cycle, whichever is longer.

Large Cap Growth/Turner Investment Fund – This fund seeks to provide capital appreciation with minimal focus on income by investing in predominantly equity securities.

Mid Cap Value/CRM Fund – This fund seeks long-term capital appreciation. The fund normally invests at least 80% of its total assets in a diversified portfolio of equity or equity-related securities including common and preferred stocks of companies that have a market capitalization equal to those in the Russell Midcap Value Index and are publicly traded on a U.S. securities market, options on, or securities convertible into the common stock of mid cap companies, and warrants.

Mid Cap Growth/Goldman Sachs Fund – This fund seeks long-term growth of capital. The fund normally invests at least 90% of assets in equity securities with a primary focus on mid-cap companies. It primarily invests in publicly traded U.S. securities. The fund may also invest up to 10% of assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

Small Cap Growth/Times Square Fund – This fund seeks to achieve long-term capital appreciation by investing in both common and preferred stocks of U.S. companies. The fund focuses on growing companies with new product developments or technological breakthroughs.

Small Cap Value/Munder Capital Fund – This fund seeks to outperform the Russell 2000 Value Index on a risk-adjusted basis through investments in small-capitalization companies that are undervalued, but have a stable or improving financial track record and sound finances.

Prudential Retirement Insurance and Annuity Company Lifetime Funds – All Prudential Retirement Insurance and Annuity Company Lifetime funds are funds that change with a person’s age and seek to provide appropriate asset allocations based on the person’s age. All of the funds invest in a mix of small cap stock, large cap stock, global international stock, and fixed income securities. Additionally, the allocation between stocks and bonds change.

International Blend/The Boston Company Fund – This fund seeks to provide long-term capital growth from a diversified portfolio of global shares. The fund aims to provide investors with a total investment return (before fees and taxes) that outperforms the MSCI World Accumulation Index (partially hedged) in Australian dollars over periods of 5 years or longer.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

Core Plus Bond/PIMC Fund – This fund seeks to exceed the return of the Lehman Brothers Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.

7.	Changes in Net Assets Available for Distribution to Participants by Investment Alternative for the Year Ended December 31, 2007

	Participant Directed Funds	Westmoreland Common Stock Fund	Westmoreland Preferred Stock Fund	Company Contribution Receivable	Total

Net assets available for distribution to participants at December 31, 2006	$26,682,973	$6,235,691	$782,051	$–	$33,700,715
Additions (deductions) to net assets attributed to:
Company contributions	–	2,059,609	–	117,372	2,176,981
Employee contributions	3,989,887	234,263	110,529	–	4,334,679
Employee rollover contributions	695,114	2,144	3,386	–	700,644
Investment income (loss):
Interest and dividends	243,297	8,317	1,329	–	252,943
Net appreciation (depreciation) of investments, including realized and unrealized gains and losses	1,588,444	(1,452,923)	30,340	–	165,861
Distributions to participants	(5,708,918)	(707,761)	(155,106)	–	(6,571,785)
Administrative expenses	(12,259)	(36,023)	(321)	–	(48,603)
Participant directed common/preferred stock transfers	2,372,132	(2,284,297)	(87,835)	–	–

Increase (decrease) in net assets available for distribution to participants	3,167,697	(2,176,671)	(97,678)	117,372	1,010,720

Net assets available for distribution to participants at December 31, 2007	$29,850,670	$4,059,020	$684,373	$117,372	$34,711,435

Activity in participant directed funds and the Westmoreland Preferred Stock Fund is participant directed. Activity in the Westmoreland Common Stock Fund includes both participant and non-participant directed investments. A distinction between participant and non-participant directed assets is not maintained, therefore the presentation above for the Westmoreland Common Stock Fund has been reported as non-participant directed.

8.	Forfeitures

Forfeitures due to a participant’s withdrawal prior to full vesting of employer contributions are used to reduce administrative expenses. Forfeitures used to offset administrative expenses in 2007 were $1,477. As of December 31, 2007 and 2006, forfeited nonvested accounts totaled $4,191 and $2,929, respectively.

9.	Risks and Uncertainties

The Plan provides for various investment options in pooled separate accounts, stock funds and a guaranteed investment contract. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts presented in the statements of net assets available for distribution to participants.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

The Plan provides the participants the ability to invest in various pooled separate accounts which may, in turn, invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The Plan has a concentration of investments in Westmoreland equity securities. A change in the value of Westmoreland equity securities could cause the value of the Plan’s net assets available for distribution to participants to change due to this concentration.

10.	Related Party Transactions

The Plan invests in certain pooled separate accounts and a guaranteed investment contract managed by Prudential, the Plan’s trustee; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has significant investments in the Company’s common and preferred stock, which qualify as party-in-interest transactions.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

Schedule 1

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer, borrower, or other similar party	Fair Value

Equity securities:
* Westmoreland Preferred Stock, 15,379 shares	$684,373
* Westmoreland Common Stock, 292,016 shares (historical cost basis - $5,536,023)	4,059,020

4,743,393
Guaranteed investment contract:
Prudential Retirement Insurance and Annuity Company:
* Guaranteed Income Fund	4,196,681

Pooled separate accounts:
Prudential Retirement Insurance and Annuity Company:
* Lifetime 60 Fund	147,686
* Lifetime 50 Fund	1,317,354
* Lifetime 40 Fund	1,744,159
* Lifetime 30 Fund	2,346,251
* Lifetime 20 Fund	1,696,248
* S&P 500 Index Fund	2,393,578
* Large Cap Value/Barrow Hanley Fund	2,453,084
* Large Cap Growth/Turner Investment Fund	2,597,264
* Mid Cap Value/CRM Fund	507,338
* Mid Cap Growth/Goldman Sachs Fund	397,166
* Small Cap Growth/Times Square Fund	1,727,756
* Small Cap Value/Munder Capital Fund	1,540,790
* Janus Adviser Balanced Fund	3,005,505
* Core Plus Bond/PIMC Fund	506,801
* International Blend/The Boston Company Fund	1,812,466

24,193,446
Participant loans (interest rates ranging from 5.00% to 9.50%, various maturity dates)	1,460,543

Total investments	$34,594,063

* Denotes party-in-interest

Note: Information on cost of investments is excluded for participant-directed investments.

See accompanying report of Independent Registered Public Accounting Firm.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

Schedule 2

Schedule H, Line 4j - Schedule of Reportable Transactions

Year ended December 31, 2007

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

*	Westmoreland Coal Company common stock	$2,267,938	NA	NA	NA	$2,267,938	$2,267,938	$–
*	Westmoreland Coal Company common stock	NA	$2,991,686	NA	NA	$2,541,226	$2,991,686	$450,460

* Prudential Retirement Insurance and Annuity Company

See accompanying report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan

Date: June 30, 2008	/s/ Lorna M. Souther Lorna M. Souther Plan Administrator

Exhibit Index

Exhibit No.

23	Consent of Independent Registered Public Accounting Firm